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                                                                Exhibit 99.A.1.G


-- Loral Extends and Increases Exchange Offer For Shares of 6% Series C and 6% Series D Convertible Redeemable Preferred Stock

     NEW YORK - (BUSINESS WIRE) - March 22, 2001--Loral Space & Communications (NYSE:LOR) today announced increases in its exchange offers for shares of the company's 6% Series C Convertible Redeemable Preferred Stock due 2006 and for its 6% Series D Convertible Redeemable Preferred Stock due 2007.

     Under the terms of the voluntary exchange program, each Series C share may now be exchanged for 5.5 shares of Loral Common Stock. As of December 31, 2000, there were 13,497,863 outstanding shares of the Series C Preferred Stock.

     Each Series D share may now be exchanged for 5.7 shares of Loral Common Stock. As of December 31, 2000, there were 8,000,000 outstanding shares of the Series D Preferred Stock.

     Each offer is extended to all outstanding shares of the related preferred stock, and is conditioned upon a minimum tender of 50% of that issue's outstanding shares. These offers have been extended until 5 p.m., New York City time, April 5, 2001, unless extended again. As of March 21, 2001, 341,630 and 144,450 shares of the Series C and the Series D Preferred Stock, respectively, had been tendered.

     Documents describing the exchange offers in greater detail have been previously mailed to holders of Series C and Series D Preferred Stock. In addition, the company's Form 10-K for the fiscal year ended December 31, 2000 will be filed no later than April 2, 2001. This 10-K will be available on the SEC's EDGAR electronic filing system. Series C and D shareholders who wish to participate in the exchange offers should contact the company's information agent, MacKenzie Partners, Inc., at 212-929-5500 or 1-800-322-2885. The Bank of New York, the exchange agent for the offers, will effect exchanges.

CONTACT:
Loral Space & Communications
Tony Doumlele, 212/338-5214